1934 ACT FILE NO. 001-14714

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March 2012

Yanzhou Coal Mining Company Limited

(Translation of Registrant’s name into English)

298 Fushan South Road

Zoucheng, Shandong Province

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yanzhou Coal Mining Company Limited

Date March 5, 2012	By	/s/ Zhang Baocai
	Name:	Zhang Baocai
	Title:	Director and Company Secretary

Certain statements contained in this announcement may be regarded as forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve inherent risks and uncertainties that may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks and uncertainties is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. Except as required by law, the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

兗州煤業股份有限公司

YANZHOU COAL MINING COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1171)

ANNOUNCEMENT

PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION

In response to certain changes to the Hong Kong Listing Rules and the actual conditions of the Company, the Board proposed to amend the Articles of Association. The proposed amendments to the Articles of Association shall come into effect upon the passing of a special resolution by the Shareholders at the EGM to approve the amendments and obtaining the approval from the relevant PRC authorities.

A circular containing, among other things, details of the proposed amendments to the Articles of Association and a notice of the EGM will be despatched to the Shareholders as soon as possible.

In response to certain recent changes to the Rules Governing the Listing of Securities of The Stock Exchange of Hong Kong Limited (the “Hong Kong Listing Rules”) and the actual conditions of Yanzhou Coal Mining Company Limited (the “Company”), the board of directors (the “Board”) of the Company proposed to amend the articles of association of the Company (the “Articles of Association”). The proposed amendments to the Articles of Association shall come into effect upon the passing of a special resolution by the shareholders of the Company (the” Shareholders”) at the 2012 second extraordinary general meeting to be held on Monday, 23 April 2012 (the “EGM”) to approve the amendments and obtaining the approval from the relevant PRC authorities.

Details of the proposed amendments to the Articles of Association are as follows:

(1)	A new item be added following the existing item (16) in Paragraph 1 of Article 169 of the Articles of Association, which states:

“(17) to be responsible for matters in relation to corporate governance of the Company, including (i) to develop and review the Company’s policies and practices on corporate governance; (ii) to review and monitor the training and continuous professional development of directors and senior management; (iii) to review and monitor the Company’s policies and practices on compliance with legal and regulatory requirements; (iv) to develop, review and monitor the code of conduct and compliance manual (if any) applicable to employees and directors; and (v) to review the Company’s compliance with the code of the stock exchange on which the Company’s securities are listed and disclosure in the corporate governance report.”

(2)	The existing Item (II) of Paragraph 1 of Article 173 of the Articles of Association:

“(II)	Management in guarantee procedures

The external guarantee of the Company shall be made in form of written contract, and at the same time the supervisory committee, the secretary to the board of directors and the financial department shall be notified.

The external guarantee of the Company shall be arranged under risk avoidance measures such as a counter guarantee given by the guaranteed party, and the party giving the counter guarantee shall have actual ability to perform its obligation under the counter guarantee.”

be amended as:

“(II)	Management in guarantee procedures

The external guarantee of the Company shall be made in form of written contract, and at the same time the supervisory committee, the secretary to the board of directors and the financial department shall be notified.”

The proposed amendments to the Articles of Association shall come into effect upon the passing of a special resolution by the Shareholders at the EGM to approve such amendments and obtaining the approval from the relevant PRC authorities.

RECOMMENDATION

As advised by the PRC legal advisers to the Company, Beijing King & Wood PRC Lawyers, that the execution of each article of the amended Articles of Association will not contravene the Company Law of the PRC and the Mandatory Provisions for the Articles of Association of Companies Seeking a Listing Outside the PRC.

The Board believes that the proposed amendments to the Articles of Association are in the best interests of the Company and its Shareholders and accordingly recommend the Shareholders to vote in favour of the resolution at the EGM.

A circular containing, among other things, details of the proposed amendments to the Articles of Association and a notice of the EGM will be despatched to the Shareholders as soon as possible.

By order of the Board
Yanzhou Coal Mining Company Limited
Li Weimin
Chairman of the Board

Zoucheng, Shandong Province, the PRC

5 March 2012

As at the date of this announcement, the directors of the Company are Mr. Li Weimin, Mr. Wang Xin, Mr. Zhang Yingmin, Mr. Shi Xuerang, Mr. Wu Yuxiang, Mr. Zhang Baocai and Mr. Dong Yunqing, and the independent non-executive directors of the Company are Mr. Wang Xianzheng, Mr. Cheng Faguang, Mr.Wang Xiaojun and Mr. Xue Youzhi.

About the Company

For more information, please contact:

Yanzhou Coal Mining Company Limited

Zhang Baocai, Director and Company Secretary

Tel: +86 537 538 3310

Address: 298 Fushan South Road, Zoucheng, Shandong Province, 273500 PRC